UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021	Commission File Number 001-33159

AERCAP HOLDINGS N.V.

(Translation of Registrant’s Name into English)

AerCap House, 65 St. Stephen’s Green, Dublin D02 YX20, Ireland, +353 1 819 2010

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Other Events

On October 21, 2021, AerCap Holdings N.V. (“AerCap”) received the final required regulatory approval in order to complete its previously announced acquisition of GE Capital Aviation Services (“GECAS”), the aviation leasing business of General Electric Company (the “Transaction”). Subject to the satisfaction of other customary conditions to closing, AerCap expects that the Transaction will be completed on November 1, 2021, following the expected consummation of the offering of the Notes (as defined below) on October 29, 2021.

Also on October 21, 2021, AerCap issued a press release announcing that AerCap Ireland Capital Designated Activity Company and AerCap Global Aviation Trust (together, the “Issuers”), each a wholly-owned subsidiary of AerCap, priced their offering of senior notes, consisting of $1,750,000,000 aggregate principal amount of the Issuers’ 1.150% Senior Notes due 2023 (the “2023 Notes”), $3,250,000,000 aggregate principal amount of the Issuers’ 1.650% Senior Notes due 2024 (the “2024 Notes”), $1,000,000,000 aggregate principal amount of the Issuers’ 1.750% Senior Notes due 2024 (the “2024 NC1 Notes”), $3,750,000,000 aggregate principal amount of the Issuers’ 2.450% Senior Notes due 2026 (the “2026 Notes”), $3,750,000,000 aggregate principal amount of the Issuers’ 3.000% Senior Notes due 2028 (the “2028 Notes”), $4,000,000,000 aggregate principal amount of the Issuers’ 3.300% Senior Notes due 2032 (the “2032 Notes”), $1,500,000,000 aggregate principal amount of the Issuers’ 3.400% Senior Notes due 2033 (the “2033 Notes”), $1,500,000,000 aggregate principal amount of the Issuers’ 3.850% Senior Notes due 2041 (the “2041 Notes”) and $500,000,000 aggregate principal amount of the Issuers’ Floating Rate Senior Notes due 2023 (the “Floating Rate Notes” and, together with the 2023 Notes, the 2024 Notes, the 2024 NC1 Notes, the 2026 Notes, the 2028 Notes, the 2032 Notes, the 2033 Notes and the 2041 Notes, the “Notes”). The Issuers intend to use the net proceeds from the Notes to fund a portion of the cash consideration to be paid in the Transaction, and to pay related fees and expenses, with any excess proceeds to be used for general corporate purposes. A copy of the press release announcing the pricing of the Notes is attached hereto as Exhibit 99.1.

The information contained in this Form 6-K is incorporated by reference into the Company’s Form F-3 Registration Statements File Nos. 333-234028, 333-235323 and 333-260359 and Form S-8 Registration Statements File Nos. 333-180323, 333-154416, 333-165839, 333-194637 and 333-194638, and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time.

Forward Looking Statements

This communication may contain forward-looking statements that involve risks and uncertainties. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “might,” “should,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue” or the negatives thereof or variations thereon or similar terminology. Any statements other than statements of historical fact included in this communication are forward-looking statements and are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, and may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in the forward looking statements, including the impacts of, and associated responses to: the Covid-19 pandemic; our ability to consummate the Transaction; the satisfaction of conditions to the consummation of the Transaction; our ability to successfully integrate GECAS’s operations and employees and realize anticipated synergies and cost savings; and the potential impact of the announcement or consummation of the Transaction on relationships, including with employees, suppliers, customers and competitors. As a result, we cannot assure you that any forward-looking statements included in this communication will prove to be accurate or correct. Further information regarding these and other risks is included in AerCap’s annual report on Form 20-F and other filings with the SEC. In light of these risks, uncertainties and assumptions, the future performance or events described in any forward-looking statements in this communication might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results of AerCap, GECAS or the combined company and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. Except as required by applicable law, we do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events or otherwise.

Exhibits

99.1	AerCap Holdings N.V. Press Release relating to the pricing of the Notes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AERCAP HOLDINGS N.V.

By:	/s/ Aengus Kelly
	Name:	Aengus Kelly
	Title:	Authorized Signatory

Date: October 21, 2021

EXHIBIT INDEX

99.1	AerCap Holdings N.V. Press Release relating to the pricing of the Notes.